[MATRIA HEALTHCARE INC. LOGO]
May 25, 2007
Jim Peklenk
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Matria Healthcare, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 File No. 000-20619
Dear Mr. Peklenk:
This letter confirms the communication on May 24, 2007 in which you agreed to allow Matria Healthcare, Inc. an extension until June 22, 2007 to respond to the questions in your letter of May 23, 2007. We greatly appreciate your allowing us additional time to respond. Please feel free to contact me at (770) 767-7056 or Jeff_Hinton@matria.com with any questions or comments.

Very truly yours,
/s/ Jeffrey L. Hinton
Jeffrey L. Hinton
Chief Financial Officer Matria Healthcare, Inc.